UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-6028

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERSON PILOT CORPORATION TEAMSHARE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

REQUIRED INFORMATION

Financial statements and schedules for the Jefferson Pilot Corporation TeamShare Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Jefferson-Pilot Corporation TeamShare Plan Years Ended December 31, 2005 and 2004

Jefferson-Pilot Corporation
TeamShare Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H Line 4i - Schedule of Assets (Held at End of Year)	12

Exhibit
Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Jefferson-Pilot Corporation TeamShare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation TeamShare Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Greensboro, North Carolina
June 22, 2006
/s/Ernst & Young LLP

Jefferson-Pilot Corporation
TeamShare Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$149,529,153	$132,128,312

Investments, at contract value	15,046,610	13,319,755

Receivables:
Employer’s matching contribution	21,085	6
Employer’s gainshare contribution	2,605,057	1,713,178
Employer’s rollover contribution	976	-
Participants’ contributions	350,105	131
Total receivables	2,977,223	1,713,315
Net assets available for benefits	$167,552,986	$147,161,382

See Accompanying Notes to Financial Statements.

Jefferson-Pilot Corporation
TeamShare Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004
Additions
Investment income:
Interest	$695,299	$585,996

Net appreciation in fair value of investments	12,061,217	9,656,972

Contributions:
Participants	13,463,009	12,271,877
Rollovers	1,780,771	1,174,110
Employer matching	679,891	640,167
Gainshare	2,605,057	1,713,178
	18,528,728	15,799,332

Total additions	31,285,244	26,042,300

Deductions
Benefits paid to participants	10,773,789	10,695,106
Administrative expenses	119,851	106,244
Total deductions	10,893,640	10,801,350

Net increase	20,391,604	15,240,950
Net assets available for benefits:
Beginning of year	147,161,382	131,920,432
End of year	$167,552,986	$147,161,382

See Accompanying Notes to Financial Statements.

Jefferson-Pilot Corporation
TeamShare Plan

Notes to Financial Statements

December 31, 2005

1. Description of Plan

The following description of the Jefferson-Pilot Corporation (the Company) TeamShare Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution and profit sharing plan covering substantially all employees and career agents of the Company and the following subsidiaries (collectively, the Plan Sponsor):

Jefferson-Pilot Life Insurance Company

Jefferson-Pilot Communications Company

Jefferson-Pilot Communications Company of Virginia

WCSC, Inc

Jefferson-Pilot Communications Company of North Carolina

Jefferson-Pilot Communications/WBTV, Inc.

Jefferson-Pilot Communications Company of California

Jefferson-Pilot Sports, Inc.

Jefferson-Pilot Communications Company of Colorado

Jefferson-Pilot Communications Company of Florida

Jefferson-Pilot Communications Company of Georgia

Jefferson-Pilot LifeAmerica Insurance Company

Jefferson Pilot Securities Corporation

Jefferson-Pilot Corporation
TeamShare Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Employees and career agents who are age twenty-one or older participate in the Plan upon initial employment. One must have one year of service to participate in the Company matching and gainshare contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company serves as Plan administrator and named fiduciary.

Contributions

Eligible participants may contribute up to 70% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 10% of a participant’s total pre-tax contributions for the Plan year that do not exceed 6% of a participant’s eligible compensation for the portion of the year during which the participant elected to make pre-tax contributions.

Gainshare contributions are subject to approval by the Compensation Committee of the Company’s Board of Directors. Gainshare contributions are discretionary and made by the Plan Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards. Gainshare contributions are made in amounts of up to 4% of compensation.

Gainshare contributions for 2005 and 2004 were disbursed 50% in cash and 50% in Jefferson-Pilot Common Stock. For individual Gainshare amounts of $200 and less, the total was contributed to the Jefferson-Pilot Common Stock Fund.

Jefferson-Pilot Corporation
TeamShare Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocation of Company contributions are based upon participant earnings as defined in the Plan. Investment income, including net (depreciation) appreciation in value of the Plan’s investments, is allocated to individual participant accounts in the same ratio that the value of the individual account bears to the sum of the values of all participants’ accounts. Forfeited balances of terminated participants’ nonvested accounts are first used to pay administrative expenses and then used to reduce matching contributions. During 2005, $91,008 of the forfeited balances was used to pay administrative expenses and $116,907 was used to reduce matching contributions. The balance of forfeited nonvested accounts was $137,401 and $102,340 for 2005 and 2004, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after three years of credited service.

Participant Loans

Participants may borrow from their accounts if there is an immediate and heavy financial need. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of their pre-tax contributions account and rollover contributions account balance or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Principal and interest are paid ratably through weekly, bi-weekly or bi-monthly payroll deductions.

Jefferson-Pilot Corporation
TeamShare Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

Upon termination of service, a participant may receive the vested value of his/her account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company’s common stock, if so elected.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Nature of Operation

Effective April 3, 2006, Jefferson Pilot Corporation was merged into a wholly owned subsidiary of Lincoln National Corporation (“LNC”). Under the terms of the merger, the Plan received cash at the conversion amount of $55.96 for approximately 17.5% of its shares, with the remainder being converted to LNC common stock at the rate of 1.0906 per Jefferson Pilot common share. Effective June 1, 2006, the Plan merged with the Lincoln National Corporation Profit Sharing Plan.

Jefferson-Pilot Corporation
TeamShare Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Investment Valuation

The Plan’s investments in mutual funds and Jefferson Pilot common stock are stated at fair value based on quoted market prices. The investment contract is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

On December 29, 2005, The Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” AAG INV-1 and SOP 94-4-1 describes the limited circumstances in which certain investment contracts are to be reported at contract value rather than fair value and prescribes financial statement presentation and disclosure guidance for such contracts. This FSP applies to investment companies that issue fully benefit-responsive investment contracts. The presentation and disclosure guidance in the FSP is effective for annual periods ending after December 15, 2006. The definition of a fully benefit-responsive investment contract is effective as of the last day of the annual period ending after December 15, 2006. The FSP guidance is to be applied retroactively if comparative information is presented.

Jefferson-Pilot Corporation
TeamShare Plan

Notes to Financial Statements (continued)

3. Investments

During 2005 and 2004, the Plan’s total net investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
	Year Ended December 31
	2005	2004
Mutual Funds	$5,332,412	$6,848,089
Common Stock	6,728,805	2,808,883
	$12,061,217	$9,656,972

Investments that represent 5% or more of net assets are as follows:

	December 31
	2005	2004
Investments at fair value:
Jefferson-Pilot Common Stock*	$58,557,668	$53,280,553
Fidelity Advisor Equity-Income Fund	19,742,129	18,369,642
JP Life Guaranteed Account	15,046,610	13,319,755
Fidelity Advisor Dividend Growth	13,551,180	13,406,927
Franklin Small-Mid Cap Growth Fund	12,860,821	11,015,320
Evergreen Equity Index Fund	12,291,647	11,414,935
Templeton Foreign Fund	9,729,777	7,989,417

*Nonparticipant-directed

The average yield of the JP Life Guaranteed Account for 2005 and 2004 approximated 3.60% and 3.68%, respectively, and the crediting interest rates as of December 31, 2005 and 2004 were 3.60% and 3.60%, respectively. Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.0% applies. The fair value approximates contract value.

Jefferson-Pilot Corporation
TeamShare Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2005	2004
Investments, at fair value:
Jefferson-Pilot Common Stock	$58,557,668	$53,280,553

Year Ended December 31, 2005
Change in net assets:
Contributions	$4,704,324
Transfers to participant directed investments	(2,549,711)
Net realized and unrealized appreciation in fair value	6,728,805
Loan principal	(106,950)
Loan interest	23,854
Distributions to participants	(3,523,207)
$5,277,115

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Jefferson-Pilot Corporation
TeamShare Plan

Notes to Financial Statements (continued)

6. Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan’s assets unless paid by the Plan Sponsor. During 2005 and 2004, most expenses associated with the Plan were paid for by the Plan Sponsor.

7. Related-Party Transactions

The Plan invests in common stock of Jefferson-Pilot Corporation and in a Jefferson-Pilot Life Insurance Company managed guaranteed fund.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Jefferson-Pilot Corporation
TeamShare Plan

Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

EIN #56-0896180 Plan # 002

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Jefferson-Pilot Corporation	Common Stock	$50,869,020	$ 58,557,668
	Fidelity Advisor	Equity-Income Fund	+	19,742,129
	Fidelity Advisor	Dividend Growth	+	13,551,180
	Franklin Advisor	Small-Mid Cap Growth Fund	+	12,860,821
	Evergreen	Equity Index Fund	+	12,291,647
	Templeton	Foreign Fund	+	9,729,777
	PIMCO	Total Return Fund	+	7,098,237
	American Funds	Growth Fund of America	+	5,984,651
	Allianz	Small Cap Value Fund	+	3,849,921
	PIMCO	Money Market Fund	+	1,528,425
	ABN AMRO	Money Market Fund	+	597,585
	Eaton Vance	Government Obligations Fund	+	441,598
	Principal	Limited Term Bond Fund	+	436,950
	Salomon Brothers	Short Term Bond Fund	+	331,367
	John Hancock	Bond Fund	+	226,115
	Pioneer	Money Market Fund	+	137,401
	Salomon Brothers	Cash Management	+	109,427
				147,474,899

*	JP Life Guaranteed Account	Investment contract, 3.60%	+	15,046,610
	Participant Loans	Interest rates ranging from 5.00-12.50%		2,054,254
				$164,575,763

*	Represents party-in-interest.

+	Cost information is not presented, as investment is participant directed.

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Jefferson Pilot Corporation TeamShare Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Jefferson Pilot Corporation TeamShare Plan
By: /s/Joanne Savitsky
Date: June 28 , 2006	Joanne Savitsky
Plan Administrator